Exhibit 99.1

25 May 2006

MITCHELLS & BUTLERS PLC
INTERIM RESULTS
(For the 28 weeks ended 15 April 2006)

HIGHLIGHTS

—	Revenue of £887m, up 2.7%
—	EBITDA of £207m, up 4.0%
—	Operating profit of £143m, up 4.4%
—	Profit before tax of £91m, up 9.6%
—	Earnings per share of 12.8p, up 18.5%
—	Interim dividend 3.65p per share, up 14.1%

Notes:
(1)	All results are before exceptional items
(2)	These results are prepared in accordance with IFRS for the first time, 2005 comparatives have been restated accordingly

BUSINESS HIGHLIGHTS

Commenting on the results, Tim Clarke, Chief Executive said:

“These are strong results driven by our leadership position in the fast growing pub food market and our accelerating gains in drinks market share. Our sales growth, combined with further productivity gains, have enabled us to overcome significant external cost pressures, increase operating margins and generate 18.5% growth in earnings per share.”

—	Same outlet like for like sales improved to 4.4% for 16 weeks to 13 May 2006*
—	On-going market share gains: same outlet food sales up 7.0%**, drink up 3.4%**
—	Average weekly sales per managed house up 7.1% to £17k
—	Further productivity gains overcome £14m external cost increases
—	Net retail operating margin slightly ahead of last year
—	High returns on investment: over 20% pre tax on last 2 years’ expansionary capital
—	Refinancing and estate revaluation process underway

*	includes entire Easter period in both years being compared
**	32 weeks to 13 May 2006

CURRENT TRADING

Revenue in the 16 weeks to 13 May, has continued to grow strongly with same outlet like for like sales up 4.4%, an improvement on the 4.0% reported for the first 16 weeks of the year. As a result, same outlet like for like sales for the first 32 weeks of the financial year were 4.2%, slightly ahead of the trend reported for the 29 weeks with the Trading Update on 28 April. Same outlet like for like sales for the 3 weeks to 13 May were ahead by 5.1% aided by favourable weather compared to the previous 13 weeks. Like for like sales by market segment for the second quarter and the first 32 weeks were as follows:

	16 weeks to 13 May 2006*	32 weeks to 13 May 2006*

Same outlet like for like sales

Residential	5.6%	5.1%
High Street	1.9%	2.3%
Total	4.4%	4.2%

Uninvested like for like sales

Residential	3.4%	3.0%
High Street	1.4%	1.8%
Total	2.8%	2.6%

*	includes entire Easter period in both years being compared

Our pubs in residential locations generated strong like for like sales growth driven by the growth in food sales in our pub restaurants and local pubs, with same outlet like for like sales up 5.1% in the 32 weeks. This performance highlights the continuation of buoyant demand for eating out and accelerating drinks market share gains, both of which are reflected in our strong same outlet like for like sales growth of 7.0% in food and 3.4% in drink for the Company as a whole in the 32 weeks.

The performance of our pubs on the high street continues to reflect the very different characteristics of the three market segments in which they operate. Town pubs showed good growth, as did our central London estate, recovering well from the effect on sales of the terrorist activities of last summer. However the bars & venues market remains challenging with increased competition from later opening hours in local pubs following licensing reform. Overall, same outlet like for like sales for our high street businesses grew by 2.3% in the 32 weeks.

Operating profit, profit before tax and earnings per share (before exceptional items)

Net retail operating margin was slightly ahead of the first half last year, despite the increases in energy and regulatory costs of £14m, due to the further material gains in staff productivity, purchasing terms and the control of support costs.

Operating profit of £143m and profit before tax of £91m were achieved for the first half, up 4.4% and 9.6% respectively on last year, as previously presented in the Profit Estimate provided on 28 April. Earnings per share were 12.8p, 18.5% up on last year reflecting the strong trading performance and the benefit of the share buybacks.

Dividend and share buyback

In line with our commitment to progressive growth in dividends, an interim dividend of 3.65p per share, an increase of 14.1%, will be paid on 30 June 2006 to Shareholders on the register on 9 June 2006.

During the first half, £41m of the £100m share buyback announced in November was completed. The buyback was suspended when the Company was declared to be in an offer period by the Takeover Panel on 13 March 2006. It is the Board’s intention to resume the buyback with a view to repurchasing the remaining £59m of shares by the end of the financial year.

Cash flow and balance sheet strategy

Cash generation from the business remained strong. Cash flow from operations before exceptional items was £123m after an additional pension contribution of £20m and net capital expenditure of £79m. We continue to take advantage of the buoyancy in the commercial property market where demand for some individual pubs is leading to substantially higher values than has previously been the case. £17m of proceeds were achieved in the first half from the disposal of individual pubs and we now anticipate realising around £70m from disposals for the year as a whole.

The Board remains committed to refinancing the business later this financial year and to return at least £500m to shareholders in calendar 2006, less any funds required as part of the financing of any value creative acquisition opportunity.

The revaluation of the property portfolio is underway and its results will be published in parallel with the refinancing later this financial year.

Outlook

Overall, there are some encouraging signs of stabilisation in consumer confidence in our markets. The strength of our brands and our customer focus are generating significant sales growth and accelerating market share gains. This performance is adding value to a very high quality portfolio of licensed assets which is currently being revalued. We will pursue consolidation opportunities where we believe we can create further value. We will also continue to return to shareholders any funds that are surplus to requirements. We remain confident that our strategy will go on delivering strong growth, further asset appreciation and value creation for the benefit of our shareholders.

For further information please contact:

Investor Relations:
Kate Holligon	0121 498 5092

Media:
Simon Ward	0121 498 5795
James Murgatroyd (Finsbury Group)	0207 251 3801

There will be a presentation for analysts and investors at 9am at the Merrill Lynch Financial Centre, 2 King Edward St, EC1. A live webcast of the presentation will be available on www.mbplc.com

Notes for editors:

—	Mitchells & Butlers owns and operates around 2,000 high quality pubs in prime locations nationwide. The Group’s predominantly freehold, managed estate is biased towards large pubs in residential locations. With around 3% of the pubs in the UK, Mitchells & Butlers has 10% of industry sales, and average weekly sales per pub of over three times the industry average.
—	Same outlet (invested) like-for-like sales include the sales performance for the comparable period in the prior year of all managed pubs that were trading for the two periods being compared. 94% of the estate is included in this measure.
—	Uninvested like-for-like sales include the sales performance for the comparable period in the prior year of those managed pubs that have not received expansionary investment of more than £30,000 in the two periods being compared. 86% of the estate is included in this measure.

CHAIRMAN’S STATEMENT

In the first half of this financial year, Mitchells & Butlers has traded very strongly and delivered good sales and profits growth. At the start of the year, the consumer environment was uncertain and consumer spending remained subdued during the first quarter. More recently there have been some signs of stabilisation in the key markets in which the Company operates and it is testament to the skill and experience of our operating teams that we have capitalised on this improvement and delivered strong results. In particular, the focus on efficiency gains across all operating costs has, once again, enabled the business to offset the increase in external costs and deliver over 18% growth in earnings per share before exceptional items.

Clearly the value which we have created, and are creating, from our unique pub and pub restaurants business attracts both interest and attention. On 13 March 2006, R20, the investment vehicle of the Tchenguiz Family Trust, confirmed that it was considering forming a consortium to make an offer for the Company. On 3 May 2006, we received a pre-conditional proposal from the consortium to acquire the entire equity of the Company for 550p per share. The Board, together with its advisers, reviewed the proposal and decided that it materially undervalued the business and its prospects. Consequently, the Board considered it was not in the best interests of shareholders and rejected the proposal. The consortium elected to withdraw their interest on 5 May 2006.

It is to the immense credit of our employees that they have not been distracted by the corporate activity in the first half, but have further improved like for like performance. This is a significant achievement, and I would like to thank them all for their loyalty, commitment and focus in a turbulent period of uncertainty.

We now look forward to continuing to pursue our operational and financial strategy, executing the refinancing in the second half and evaluating the opportunities for consolidation amongst large scale managed pubs. Throughout the period, the Board was committed to the delivery of value as our key consideration; this has been our primary motivation to date and will remain firmly so in the future.

CHIEF EXECUTIVE’S REVIEW

This review provides a commentary on the performance of the Mitchells & Butlers group for the 28 weeks ended 15 April 2006 and compares it with the equivalent half year period in 2006. To remove the distortions of the timing of Easter, where appropriate comparisons are made on a 32 weeks basis.

With effect from 2 October 2005, Group financial statements are required to be prepared in accordance with International Financial Reporting Standards (IFRS). These are the Group’s first interim financial statements to be prepared on this basis. Prior year comparatives have been restated accordingly. Details of the basis of preparation and restatement are set out in Note 1 below and a reconciliation of UK GAAP profit and equity is set out in Note 16.

In the first 28 weeks of 2006 Mitchells & Butlers has traded strongly. Total revenue growth of 2.7% has driven operating profit growth of 4.4% and 18.5% growth in earnings per share (both before exceptional items). This performance has been achieved through a focus on the execution of our operating strategy, specifically:

 Maximising the sales value added to prime licensed pub assets

Our pubs, surrounded by housing density and with large trading space, kitchens, car parks and gardens are ideally placed to capture the growth in casual eating out. We are constantly developing and evolving our brands and formats to appeal to changing consumer tastes in order to capture this growth. Our managed pubs now take on average £17k per week, an increase of 7.1% compared to last year.

Leading the growth in the pub food market

The consumer appeal of eating out in pubs is expanding rapidly throughout the social income scale, both into the more affluent areas and within mainstream markets. Eating out is consistently growing significantly ahead of UK GDP, and pubs are capturing a disproportionate share of that growth. We are broadening the consumer base of our pubs and have built the leading position in the pub food market, now serving some 80 million meals a year. Food is now our largest selling product.

Capturing drinks market share

Capturing drinks market share is also central to our sales growth. Together with food sales growth, we have generated wine and soft drinks volumes 7% ahead of last year and have achieved 1% growth in beer volumes, despite a further 3% decline in the on trade beer market, through a focus on range extensions and serve quality.

Successfully responding to regulatory change

Direct ownership and operating control of our pubs has enabled us to plan and prepare for regulatory changes. To date, the additional hours that we have gained under the new Licensing Act have added a little over 0.5% to total sales overall. In particular, our residential pubs have benefited with some sales loss in our bars and venues.

Although it is early days, with only seven weeks of trading since the introduction of the smoking ban, the 5% of the estate in Scotland has continued to generate good sales growth, with same outlet like for like sales up 5.8% over that period. Our food sales in particular have shown strong growth and there has only been some slowdown in drink sales growth. It is now important that the industry is given clarity as soon as possible by Government over the detailed regulations and the timing for next year’s ban in England, so that we can have sensible lead times to be able to prepare as effectively as we have been able to do in Scotland.

Combining high volume food and higher margin drinks to maximise profit

The appeal of value for money, good quality food is an increasing reason to visit our pubs. This drives footfall which in turn generates ancillary drinks sales at higher margins. Our gross margins during the period were constant, despite the rising importance of food and wine. This reflected both trading up to new products and improved purchasing terms. The average price of food and drink was approximately 1% ahead of last year.

Driving volume related productivity and cost efficiency gains

High unit volumes require specialist skills in menu development, kitchen operation and capacity management to ensure the quality of customer experience and to improve productivity. Our focus on the training, service skills and optimum deployment of our staff has enabled us to maintain our outlet employment costs at 24% of sales since 2003, despite the 20% increase in the National Minimum Wage over that period. Moreover, our focus on efficiency gains in all areas of cost management has enabled us to report net retail operating margins for the first half slightly ahead of last year, despite an additional £14m of external costs.

Investing in estate development

The wider customer base that is driving our sales growth has a higher expectation of amenity, range, service and value than the traditional pub user. The evolution of our brands and formats and the maintenance of our pubs is therefore critical to support our value and volume operating strategy. A widening amenity gap to the market as a whole is playing a central part in our accelerating market share gains. We invested £96m of capital expenditure in the first half of which £61m was for maintenance and £35m was on expansionary projects. We have continued to generate incremental pre-tax returns of over 20% on this year's and last year's expansionary investments.

 Pubs & Bars

H1 2006
Revenue	£508m	+1.6%
Operating profit**	£86m	+2.4%
Same outlet like for like sales		+3.4%	*
Uninvested like for like sales		+2.3%	*

*	32 weeks to 13 May 2006, includes entire Easter period in both years being compared
**	before exceptional items

Revenue in the Pubs & Bars division was 1.6% ahead of last year. At the end of the period there were 1,239 managed pubs following the disposal of 16 pubs, 9 transferred to Business Franchise and a net movement of 3 pubs between divisions. On average during the period there were 1,236 managed pubs trading, 4% fewer than last year. As a result, same outlet like for like sales growth was considerably ahead of the total revenue growth of the division at 3.4%.

Drinks sales showed good growth, particularly in our residential pubs, as a result of the widening value gap of amenity, product range and value for money, compared to the competition. The growth in sales of new premium products led to a modest increase in average drink prices, however this was below the 3% increase in on-trade retail prices for drink across the market as a whole. Conditions for our bar and venues businesses, approximately 10% of the total estate, remain challenging due to the additional competition from longer opening hours following licensing de-regulation.

Food sales growth was particularly strong, driven by growth in our residential pubs notably, Sizzling Pub Co and Metropolitan Professionals, as well as by our Town Pubs and the central London estate.

A total of 39 expansionary projects were completed in the period. These included conversions and upgrades to Sizzling Pub Co and Metropolitan Professionals, our residential pub formats where food is becoming an increasingly important proportion of their sales. We also converted 5 pubs to a new format aimed at improving the food offers in our Town Pubs.

Strong productivity gains enabled the division to maintain margins despite the increase in external costs during the period. As a result, operating profit before exceptional items was £86m, 2.4% ahead of last year.

Restaurants

H1 2006
Revenue	£379m	+6.5%
Operating profit**	£57m	+9.6%
Same outlet like for like sales		+5.3%	*
Uninvested like for like sales		+3.0%	*

*	32 weeks to 13 May 2006, includes entire Easter period in both years being compared
**	before exceptional items

The Restaurants Division traded very strongly in the period. Total revenue was 6.5% ahead of last year and same outlet like for like sales were up 5.3%. This growth reflects the constant evolution of the appeal of our brands and formats, significant new menu development, extended drinks range and improved drinks serve quality. The operational expertise in high volume food retailing was enhanced by new capacity management initiatives. Our pub restaurants now serve over 1,925 meals each on average per week, turning their covers on average nearly 16 times per week.

During the period 32 expansionary projects were completed. These included conversions to our newer formats of Premium Country Dining and Pub Carvery, with large sales and profits uplifts, as well as upgrades to extend the trading potential of a number of Toby and Harvester sites. We plan to open 4 new site acquisitions in the year, all of which are due to open in the second half subject to planning approvals.

Overall, there were on average 583 restaurants trading during the period and 595 restaurants at the end of the period.

The Restaurants division's focus on high levels of volume growth and maximising the drop-through to profit of incremental sales, resulted in operating profit before exceptional items of £57m, 9.6% ahead of last year with an increase in operating margin of 0.4 percentage points. This was achieved through cost efficiency gains and substantial improvements in employee productivity driven by a continual focus on the training, optimal deployment and service quality delivered by our staff.

Standard Commercial Property Developments (SCPD)

SCPD aims to maximise the value of the Group’s surplus properties, often through redevelopment. Due to the nature of this activity and the small number of developments on-going at any one time, revenue and profit can fluctuate from period to period. During the first half, SCPD did not contribute any revenue or profit to the Group result, compared to £8m and £1m respectively in the first half last year.

Exceptional Items

An exceptional profit of £2m was achieved on the disposal of properties during the period which gave rise to an exceptional tax credit of £2m.

Finance costs & revenue

Finance costs were £60m during the period, £1m below last year following the repayment of £18m of the Group’s securitised bonds.

Finance revenue of £4m was achieved on the Group’s cash balances. This income was £2m below last year due to the lower average cash balances on deposit following the share buybacks last year and during the first half.

Net finance income from pensions was £4m, an increase of £3m on last year due to the greater expected return on the assets in the scheme compared to the charge for the liabilities.

The Group’s blended net interest rate during the period was slightly below 6% including the impact of net finance income from pensions.

Taxation

The tax charge of £28m before the exceptional tax credit of £2m, equates to an effective tax rate of 31%, a reduction of one percentage point on the effective rate for the first half last year, but in line with the annual effective rate for last year.

Earnings per share

Basic earnings per share before exceptional items were 12.8p, an increase of 18.5% on last year reflecting the strong trading performance during the period and the impact of last year’s and this year’s share buybacks.

Basic earnings per share after exceptional items were 13.6p compared with 10.8p for the first half last year.

Dividends and returns to shareholders

In line with our commitment to progressive growth in dividends, the Board intends to pay an interim dividend of 3.65p per share, an increase of 14.1%. The dividend will be paid on 30 June 2006 to shareholders on the register on 9 June 2006.

During the period, the Company repurchased 10.2m shares for a consideration of £41m as part of the £100m share buyback announced with the Group’s Preliminary Results in November. Of the shares repurchased, 0.9m were transferred to the Employee Benefit Trust to satisfy the exercise of options and 9.3m were cancelled.

Cash flow and net debt

The Group’s operations continue to be highly cash generative with EBITDA of £207m achieved in the first half this year, compared to £199m in the first half last year. Cash flow from operations was £123m before exceptional items but after an additional pension contribution of £20m and net capital expenditure of £79m.

Net interest paid of £51m was in line with last year. Tax paid of £35m was £13m greater than last year due to the later timing of the period end date this year relative to the tax payment dates. The final dividend for 2005 of £38m was paid, £41m was spent on the repurchase of shares and £6m was received from the exercise of share options. As a result there was a net cash outflow of £36m in the period, compared to a net cash inflow of £12m in the first half last year. Net debt at the half year was £1,666m.

Treasury management

The financial risks faced by the Group are managed by a central Treasury department, in accordance with Board approved policies and subject to regular audit.

The Group is primarily financed through a securitisation of the majority of its pubs, providing long term financing at a pre-tax cash interest cost of 6%, fixed through the use of interest rate and currency swap agreements. The Treasury department is responsible for the robustness of procedures ensuring compliance with various securitisation covenants.

Credit risk on treasury transactions is minimised by restricting investment to bank counterparties with an A credit rating or better, with limits set for individual counterparties.

Pensions

On an IAS 19 basis the Group’s pension schemes showed a gross deficit of £70m compared to £151m at the end of the last financial year. The reduction in the deficit is mainly accounted for by an additional contribution of £20m paid in the period and positive investment returns, with the liabilities broadly unchanged. A further additional contribution of £10m is committed for 2007 and the next actuarial valuation is planned to take place with the normal triennial cycle in 2007.

Shareholders funds

Shareholders funds were £1,249m at the end of the period compared with £1,183m at the start of the year. In addition to the profit for the period of £67m, £68m of net income was recognised directly in equity relating to actuarial gains on the defined pension schemes and gains on cash flow hedges, both net of tax. These increases in equity were partially offset by the payment of the final dividend for 2005 and the repurchase of own shares referred to above.

GROUP INCOME STATEMENT
for the 28 weeks ended 15 April 2006

	2006				2005				2005
	28 weeks				28 weeks				53 weeks

	Before				Before				Before
	exceptional				exceptional				exceptional
	items*		Total		items*		Total		items*		Total
	£m		£m		£m		£m		£m		£m

Revenue (Note 2)	887		887		864		864		1,662		1,662
Operating costs before depreciation and amortisation	(680)		(680)		(665)		(665)		(1,251)		(1,255)
Profit on disposal of properties	—		2		—		1		—		1

EBITDA **	207		209		199		200		411		408
Depreciation and amortisation	(64)		(64)		(62)		(62)		(116)		(116)

Operating profit (Note 2)	143		145		137		138		295		292
Finance costs	(60)		(60)		(61)		(61)		(116)		(116)
Finance revenue	4		4		6		6		11		11
Net finance income from pensions (Note 14)	4		4		1		1		3		3

Profit before tax	91		93		83		84		193		190
Tax expense (Note 4)	(28)		(26)		(27)		(28)		(60)		(60)

Profit for the period	63		67		56		56		133		130

Earnings per ordinary share (Note 5):
Basic	12.8	p	13.6	p	10.8	p	10.8	p	26.0	p	25.4	p
Diluted	12.5	p	13.3	p	10.7	p	10.7	p	25.7	p	25.1	p

*	Exceptional items are explained in Note 1 and analysed in Note 3.
**	Earnings before interest, tax, depreciation and amortisation.

All activities relate to continuing operations.

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the 28 weeks ended 15 April 2006

	2006	2005	2005
	28 weeks	28 weeks	53 weeks
	£m	£m	£m

Gains/(losses) on cash flow hedges taken to equity	10	(21)	(28)
Actuarial gains/(losses) on defined benefit pension schemes (Note 14)	59	21	(7)
Tax on items taken directly to equity	(15)	2	15
Tax credit relating to indexation on properties	14	10	20

Net income recognised directly in equity Transfers	68	12	—
To the income statement on cash flow hedges	—	14	3
Tax on items transferred from equity	—	(4)	(1)
Profit for the period	67	56	130

Total recognised income and expense for the period	135	78	132

GROUP BALANCE SHEET
15 April 2006

	2006	2005	2005
	15 April	9 April	1 October
	£m	£m	£m

ASSETS
Goodwill and other intangible assets	23	27	26
Property, plant and equipment (Note 6)	3,472	3,436	3,447
Lease premiums	15	16	16

Total non-current assets	3,510	3,479	3,489

Inventories	41	39	39
Trade and other receivables	78	81	77
Cash and cash equivalents (Note 11)	145	220	199
Other cash deposits	1	—	1

Total current assets	265	340	316

Non-current assets held for sale	6	6	9

Total assets	3,781	3,825	3,814

LIABILITIES
Borrowings	(40)	(36)	(39)
Derivative financial instruments	(5)	(2)	(6)
Trade and other payables	(233)	(238)	(220)
Current tax liabilities	(44)	(58)	(60)

Total current liabilities	(322)	(334)	(325)

Borrowings	(1,761)	(1,782)	(1,773)
Derivative financial instruments	(31)	(42)	(42)
Pension liabilities (Note 14)	(70)	(125)	(151)
Deferred tax liabilities	(344)	(352)	(336)
Provisions	(4)	(2)	(4)

Total non-current liabilities	(2,210)	(2,303)	(2,306)

Total liabilities	(2,532)	(2,637)	(2,631)

Net assets (Note 7)	1,249	1,188	1,183

EQUITY
Called up share capital	35	36	35
Share premium account	14	14	14
Capital redemption reserve	2	1	2
Own shares held	(6)	(15)	(12)
Hedging reserve	(17)	(12)	(24)
Translation reserve	6	6	6
Retained earnings	1,215	1,158	1,162

Total equity (Note 8)	1,249	1,188	1,183

GROUP CASH FLOW STATEMENT
for the 28 weeks ended 15 April 2006

	2006	2005	2005
	28 weeks	28 weeks	53 weeks
	£m	£m	£m

Cash flow from operations (Note 10)	202	204	400
Net interest paid	(51)	(51)	(102)
Tax paid	(35)	(22)	(43)

Net cash from operating activities	116	131	255

Investing activities
Purchases of intangibles (computer software)	(1)	—	(2)
Purchases of property, plant and equipment	(95)	(88)	(165)
Proceeds from sale of property, plant and equipment	17	42	57
Sale of cash deposits with a maturity of greater than three months	—	20	19

Net cash used in investing activities	(79)	(26)	(91)

Financing activities
Issue of ordinary share capital	—	2	2
Purchase of own shares	(41)	(52)	(101)
Proceeds on release of own shares held	6	11	14
Repayment of principal in respect of securitised debt	(18)	(17)	(35)
Dividends paid	(38)	(34)	(50)

Net cash used in financing activities	(91)	(90)	(170)

Net (decrease)/increase in cash and cash equivalents	(54)	15	(6)
(Note 12)
Cash and cash equivalents at the beginning of the period	199	205	205

Cash and cash equivalents at the end of the period	145	220	199

Cash and cash equivalents are defined in Note 11.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1	GENERAL INFORMATION

Basis of preparation and accounting policies
With effect from 2 October 2005, Mitchells & Butlers plc (MAB) has been required to prepare its group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted for use by the European Union (EU). These are the Group’s first interim financial statements to be prepared on this basis.

The interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’ using the accounting policies that the directors intend to apply when preparing the Group’s first set of complete IFRS audited financial statements for the 52 weeks ending 30 September 2006. Details of these accounting policies were made publicly available on 7 December 2005 and can be accessed within the investors section of the Group’s website at www.mbplc.com/IFRS.

IFRS is subject to ongoing amendment by the International Accounting Standards Board and subsequent endorsement by the EU. In addition, the Group may need to review accounting treatments as a result of emerging industry consensus on the practical application of IFRS and further technical opinion. For these reasons, the financial information presented in this document may be subject to change before its inclusion in the 2006 Annual Report and Accounts.

The interim financial statements are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. They were approved by a duly appointed and authorised Committee of the Board of Directors on 24 May 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board.

Comparatives
For periods up to and including the 53 weeks ended 1 October 2005, MAB prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). On 7 December 2005, the Group issued a statement explaining the impact of the transition to IFRS and made publicly available UK GAAP to IFRS reconciliations of the Group’s results for the 28 weeks ended 9 April 2005 and the 53 weeks ended 1 October 2005. This information can be accessed within the investor section of the Group’s website at www.mbplc.com/IFRS. The restated IFRS results contained therein form the comparative financial information contained in these interim financial statements.

As required by IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, UK GAAP to IFRS reconciliations of profit for the 28 weeks ended 9 April 2005 and equity at 9 April 2005 are presented in Note 16 to these interim financial statements.

The Group’s statutory financial statements for the 53 weeks ended 1 October 2005, prepared under UK GAAP and containing an unqualified audit report, have been filed with the Registrar of Companies.

Exceptional items
In addition to presenting information on an IFRS GAAP basis, MAB also presents information that excludes exceptional items. This information is disclosed to allow a better understanding of the underlying trading performance of the Group and is consistent with MAB’s internal management reporting. Exceptional items, which include profits and losses on the disposal of properties, are identified by virtue of either their size or incidence so as to facilitate comparison with prior periods and to assess underlying trends in financial performance.

Exchange rates
The results of overseas operations have been translated into sterling at the weighted average euro rate of exchange for the period of £1=€1.46 (2005 28 weeks, £1=€1.43; 53 weeks, £1=€1.45). Euro and US dollar denominated assets and liabilities have been translated into sterling at the relevant rate of exchange at the balance sheet date of £1=€1.45 (2005 28 weeks, £1=€1.46; 53 weeks, £1=€1.47) and £1=$1.75 (2005 28 weeks, £1=$1.89; 53 weeks, £1=$1.76) respectively.

2	SEGMENTAL ANALYSIS

	The Group’s primary reporting format is by business segments.
		2006	2005	2005
		28 weeks	28 weeks	53 weeks
		£m	£m	£m

	Revenue
	Pubs & Bars	508	500	957
	Restaurants	379	356	697

	Retail	887	856	1,654
	SCPD	—	8	8

	Total revenue	887	864	1,662

	Operating profit
	Pubs & Bars	86	84	179
	Restaurants	57	52	115

	Retail	143	136	294
	SCPD	—	1	1

	Operating profit before exceptional items	143	137	295
	Exceptional items (Note 3)	2	1	(3)

	Operating profit	145	138	292

	After the allocation of exceptional items, the segmental profits are Pubs & Bars £88m (2005 28 weeks, £85m; 53 weeks, £177m), Restaurants £57m (2005 28 weeks, £52m; 53 weeks, £114m) and SCPD £nil (2005 28 weeks, £1m; 53 weeks, £1m).

3	EXCEPTIONAL ITEMS
		2006	2005	2005
		28 weeks	28 weeks	53 weeks
		£m	£m	£m

	Operating costs before depreciation and amortisation – licensing *	—	—	(4)
	Profit on disposal of properties	2	1	1

	Total exceptional items before tax	2	1	(3)
	Tax credit/(charge) relating to above items	2	(1)	—

	Total exceptional items after tax	4	—	(3)

	*	Licensing costs were those incurred in relation to obtaining new licences for the Group’s pubs and pub restaurants as required by the Licensing Act 2003.

	All exceptional items relate to continuing operations.

4	TAX EXPENSE	2006	2005	2005
		28 weeks	28 weeks	53 weeks
		£m	£m	£m

	UK corporation tax	23	20	44
	Deferred tax	3	8	16

		26	28	60

	Further analysed as tax relating to:
	Profit before exceptional items	28	27	60
	Exceptional items (Note 3)	(2)	1	—

		26	28	60

	Tax has been calculated using an estimated annual effective tax rate of 31% (2005 28 weeks, 32%; 53 weeks actual, 31%) on profit before tax and exceptional items.

5	EARNINGS PER SHARE

	Basic earnings per share have been calculated by dividing the profit for the financial period by the weighted average number of ordinary shares in issue during the period, excluding own shares held in treasury and by employee share trusts.

	For diluted earnings per share, the weighted average number of ordinary shares is adjusted to assume conversion of all dilutive potential ordinary shares.

	Earnings per ordinary share amounts are presented before exceptional items (see Note 3) in order to allow a better understanding of the underlying trading performance of the Group.

		Profit	Basic		Diluted
			EPS		EPS
			pence per		pence per
			ordinary		ordinary
		£m	share		share

	28 weeks ended 15 April 2006:
	Profit for the period	67	13.6	p	13.3	p
	Exceptional items, net of tax	(4)	(0.8	)p	(0.8	)p

	Profit before exceptional items	63	12.8	p	12.5	p

	28 weeks ended 9 April 2005:
	Profit for the period	56	10.8	p	10.7	p
	Exceptional items, net of tax	—	—		—

	Profit before exceptional items	56	10.8	p	10.7	p

	53 weeks ended 1 October 2005:
	Profit for the period	130	25.4	p	25.1	p
	Exceptional items, net of tax	3	0.6	p	0.6	p

	Profit before exceptional items	133	26.0	p	25.7	p

	The weighted average number of ordinary shares used in the calculations above are as follows:

		2006	2005		2005
		28 weeks	28 weeks		53 weeks
		m	m		m

	For Basic EPS calculations	494	517		511
	Effect of dilutive potential ordinary shares:
	Contingently issuable shares	4	2		3
	Other share options	5	4		4

	For Diluted EPS calculations	503	523		518

6	PROPERTY, PLANT AND EQUIPMENT
		2006	2005	2005
		28 weeks	28 weeks	53 weeks
		£m	£m	£m

	At beginning of period	3,447	3,445	3,445
	Additions	96	88	167
	Disposals	(13)	(33)	(46)
	Depreciation provided during the period	(59)	(58)	(110)
	Movement in assets held for sale	1	(6)	(9)

	At end of period	3,472	3,436	3,447

	Property, plant and equipment is accounted for under the cost model but includes the results of previous property revaluations as permitted by the IFRS transition rules. The amount of revaluation in excess of the original cash cost of the assets to the Group (or as a division of Six Continents PLC) included in the carrying value at 15 April 2006 was £715m (2005 9 April, £720m; 1 October, £718m).

	At 15 April 2006, amounts contracted for but not provided in the financial statements for the acquisition of property, plant and equipment were £29m (2005 9 April, £27m; 1 October, £28m).

7	NET ASSETS
		2006	2005	2005
		15 April	9 April*	1 October*
		£m	£m	£m

	Pubs & Bars	1,965	1,978	1,971
	Restaurants	1,416	1,372	1,402

	Retail	3,381	3,350	3,373
	SCPD	17	15	17

	Segmental net assets	3,398	3,365	3,390
	Net debt	(1,666)	(1,625)	(1,625)
	Other unallocated net liabilities	(483)	(552)	(582)

	Net assets	1,249	1,188	1,183

	*	The segmental net assets have been revised from previously reported under UK GAAP as part of the Group’s transition to IFRS reflecting adjustments to property, plant and equipment, leases and holiday pay (see Note 16).

8	CHANGE IN EQUITY
		2006	2005	2005
		28 weeks	28 weeks	53 weeks
		£m	£m	£m

	Opening equity	1,183	1,180	1,180
	Total recognised income and expense	135	78	132
	Dividends (Note 9)	(38)	(34)	(50)
	Issue of ordinary shares	—	2	2
	Purchase of own shares	(41)	(52)	(101)
	Proceeds on release of own shares held	6	11	14
	Credit in respect of share remuneration	4	3	6

	Closing equity	1,249	1,188	1,183

9	DIVIDENDS
		2006	2005	2005
		28 weeks	28 weeks	53 weeks
		£m	£m	£m

	Amounts paid and recognised in equity
	In respect of the 52 weeks ended 25 September 2004:
	— Final dividend of 6.65p per share	—	34	34
	In respect of the 53 weeks ended 1 October 2005:
	— Interim dividend of 3.20p per share	—	—	16
	— Final dividend of 7.55p per share	38	—	—

		38	34	50

	Proposed interim dividend of 3.65p (2005 3.20p)
	per share for the 28 weeks ended 15 April 2006	18	16

	The proposed interim dividend for the 28 weeks ended 15 April 2006 was approved by the Board on 24 May 2006 and did not therefore qualify for recognition in the financial statements at 15 April 2006.

10	CASH FLOW FROM OPERATIONS
		2006	2005	2005
		28 weeks	28 weeks	53 weeks
		£m	£m	£m

	Operating profit	145	138	292
	Adjustments for:
	Exceptional items	(2)	(1)	3
	Depreciation of property, plant and equipment	59	58	110
	Amortisation of intangibles (computer software)	4	3	5
	Amortisation of lease premiums	1	1	1
	Cost charged in respect of share remuneration	4	3	6
	Defined benefit pension cost less regular cash contributions	2	1	1

	Operating cash flow before exceptional items, movements in working capital and additional pension contributions	213	203	418
	Movements in working capital:
	(Increase)/decrease in inventories	(2)	4	4
	Increase in trade and other receivables	(1)	(2)	(2)
	Increase in trade and other payables	12	29	12
	Additional pension contributions	(20)	(30)	(30)
	Movement in provisions	—	—	2

	Cash flow from operations before exceptional items	202	204	404
	Exceptional licensing costs paid	—	—	(4)

	Cash flow from operations	202	204	400

11	ANALYSIS OF NET DEBT
		2006	2005	2005
		15 April	9 April	1 October
		£m	£m	£m

	Cash and cash equivalents (see below)	145	220	199
	Cash deposits with a maturity of greater than three
	months	1	—	1
	Securitised debt (see below)	(1,797)	(1,814)	(1,808)
	Derivatives hedging balance sheet debt*	(11)	(27)	(13)
	Other loans and finance leases	(4)	(4)	(4)

		(1,666)	(1,625)	(1,625)

* Represents the element of the fair value of currency swaps hedging the balance sheet value of the Group’s dollar denominated loan notes.

Cash and cash equivalents
Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and in hand plus cash deposits with a maturity of three months or less.

Securitised debt
The securitised debt was issued on 13 November 2003 in connection with the securitisation of the majority of the Group’s UK pubs and restaurants business. The debt was issued in six loan note tranches raising £1,900m, before issue costs of £23m. The overall cash interest rate payable on the loan notes is fixed at 6% after taking account of interest rate hedging and monoline insurance costs. The notes are secured on substantially all of the Group’s property and future income streams therefrom.

The carrying value of the secured loan notes at 15 April 2006, which excludes the impact of derivatives, is analysed as follows:
£m

Principal outstanding at 2 October 2005	1,824
Principal repaid during the period	(18)
Exchange on translation of dollar loan notes	2

Principal outstanding at 15 April 2006	1,808
Deferred issue costs	(19)
Accrued interest	8

Carrying value at 15 April 2006	1,797

12	MOVEMENT IN NET DEBT

	2006	2005	2005
	15 April	9 April	1 October
	£m	£m	£m

Net (decrease)/increase in cash and cash equivalents	(54)	15	(6)
Add back cash flows in respect of other components of net debt:
Sale of cash deposits with a maturity of greater than three months	—	(20)	(19)
Repayment of principal in respect of securitised debt	18	17	35

(Increase)/decrease in net debt arising from cash flows (‘Net cash flow’ per Note 13)	(36)	12	10
Non-cash movements	(5)	(5)	(3)

(Increase)/decrease in net debt	(41)	7	7
Opening net debt	(1,625)	(1,632)	(1,632)

Closing net debt	(1,666)	(1,625)	(1,625)

13	NET CASH FLOW

	2006	2005	2005
	28 weeks	28 weeks	53 weeks
	£m	£m	£m

Operating profit before exceptional items	143	137	295
Depreciation and amortisation	64	62	116

EBITDA*	207	199	411
Working capital movement	9	31	16
Other non-cash items	6	4	7
Additional pension contributions	(20)	(30)	(30)

Cash flow from operations before exceptional items	202	204	404
Net capital expenditure **	(79)	(46)	(110)

Cash flow from operations before exceptional items and after net capital expenditure	123	158	294
Exceptional licensing costs paid	—	—	(4)

Cash flow from operations after net capital expenditure	123	158	290
Net interest paid	(51)	(51)	(102)
Tax paid	(35)	(22)	(43)
Dividends paid	(38)	(34)	(50)
Issue of ordinary share capital	—	2	2
Purchase of own shares	(41)	(52)	(101)
Proceeds on release of own shares held	6	11	14

Net cash flow (Note 12)	(36)	12	10

*	Earnings before interest, tax, depreciation, amortisation and exceptional items.
**	Comprises purchases of property, plant and equipment and intangibles less proceeds from the sale of property, plant and equipment.

14	PENSIONS

Amounts recognised in the Group income statement in respect of the Group’s defined benefit arrangements are as follows:

	2006	2005	2005
	28 weeks	28 weeks	53 weeks
	£m	£m	£m

Operating profit
Current service cost	(8)	(7)	(12)
Past service cost	—	—	(1)

Operating profit charge	(8)	(7)	(13)

Finance income
Expected return on pension scheme assets	37	33	62
Interest on pension scheme liabilities	(33)	(32)	(59)

Net finance income	4	1	3

Total charge	(4)	(6)	(10)

Pension liabilities are analysed as follows:
	2006	2005	2005
	15 April	9 April	1 October
	£m	£m	£m

Fair value of scheme assets	1,171	998	1,079
Present value of scheme liabilities	(1,241)	(1,123)	(1,230)

Deficit in the schemes recognised as a liability in the balance sheet	(70)	(125)	(151)

Associated deferred tax asset	23	42	50

Movements in the scheme deficits are analysed as follows:
	2006	2005	2005
	28 weeks	28 weeks	53 weeks
	£m	£m	£m

At beginning of period	(151)	(176)	(176)
Total charge in the Group income statement	(4)	(6)	(10)
Contributions paid	26	36	42
Actuarial gains/(losses)	59	21	(7)

At end of period	(70)	(125)	(151)

15	CONTINGENT LIABILITIES

The Company has given indemnities in respect of the disposal of certain companies previously within the Six Continents group. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such indemnities are not expected to result in financial loss to the Group.

16	IFRS RECONCILIATIONS

UK GAAP to IFRS profit and equity reconciliations for the 28 weeks ended 9 April 2005 are as follows:

	Profit	Equity
	for the
	period
	28 weeks
	ended	At
	9 April 2005	9 April 2005
	£m	£m

Under UK GAAP	59	1,444

Adjustments:
Share-based payments	(1)	—
Leases	—	(3)
Dividend accrual	—	16
Holiday pay accrual	(2)	(8)
Pension liabilities	—	(3)
Property, plant and equipment	—	(24)
Derivatives	—	(17)
Deferred tax	—	(217)

Under IFRS	56	1,188

An explanation of the adjustments together with reconciliations for the 53 weeks ended 1 October 2005, the IFRS transition balance sheet at 26 September 2004 and MAB’s accounting policies under IFRS can be found within the investors section of the Group’s website at www.mbplc.com/IFRS.

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US legislation (section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of Mitchells & Butlers and certain of the plans and objectives of the board of Directors with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use such words as ‘will’, ‘should’, ‘continue’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. The forward-looking statements contained herein are based on assumptions and assessments made by Mitchells & Butlers’ management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently speculative and involve risk and uncertainty, and there are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These factors include, but are not limited to: the future balance between supply and demand for Mitchells & Butlers’ sites; the effect of economic conditions and unforeseen external events on Mitchells & Butlers’ business; the availability of suitable properties and necessary licenses; consumer and business spending, changes in consumer tastes and preference; levels of marketing and promotional expenditure by Mitchells & Butlers and its competitors; changes in the cost and availability of supplies; key personnel and changes in supplier dynamics; significant fluctuations in exchange rates, interest rates and tax rates; the availability and effects of any future business combinations, acquisitions or dispositions; the impact of legal and regulatory actions or developments; the impact of the European Economic and Monetary Union; the ability of Mitchells & Butlers to maintain appropriate levels of insurance; the maintenance of Mitchells & Butlers’ IT structure; competition in markets in which Mitchells & Butlers’ operates; political and economic developments and currency exchange fluctuations; economic recession; management of Mitchells & Butlers’ indebtedness and capital resource requirements; material litigation against Mitchells & Butlers; substantial trading activity in Mitchells & Butlers’ shares; the reputation of Mitchells & Butlers’ brands; the level of costs associated with leased properties; competition for high quality managers; declining sales of beer in pubs in the UK; food safety scares; funding liabilities in respect of the Group’s pension schemes and the weather.

- ends -

INDEPENDENT REVIEW REPORT TO MITCHELLS & BUTLERS PLC

Introduction
We have been instructed by the Company to review the financial information for the 28 weeks ended 15 April 2006 which comprises the Group income statement, Group statement of recognised income and expense, Group balance sheet, Group cash flow statement and the related Notes 1 to 16. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors’ responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in Note 1, the next annual financial statements of the Group will be prepared in accordance with those IFRSs adopted for use by the European Union. This interim report has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ and the requirements of IFRS 1, ‘First Time Adoption of International Financial Reporting Standards’ relevant to interim reports.

The accounting policies are consistent with those that the directors intend to use in the next financial statements.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK & Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 28 weeks ended 15 April 2006.

Ernst & Young LLP London 24 May 2006